EXHIBIT 3.2

CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION
OF
SELECT VIDEO, INC.

Pursuant to Section 242 of the General
Corporation Law of the State of Delaware

It is hereby certified that:

1. Select Video, Inc. (the “Corporation”) is a corporation formed under the laws of the State of Delaware, and its certificate of incorporation was originally filed in the office of the Secretary of State on May 25, 1994, and most recently amended and restated on August 22, 2007.

2. The Corporation’s amended and restated certificate of incorporation is hereby amended by deleting the text of Article 4 “Number of Shares” in its entirety and replacing it with the following:

4. Number of Shares.

A. The total number of shares of all classes of stock that the Corporation shall have authority to issue is Two Hundred Fifty Million (250,000,000) shares consisting of: One Hundred Twenty-Five Million (125,000,000) shares of common stock, $.001 par value per share; and One Hundred Twenty-Five Million (125,000,000) shares which may be designated as common or preferred stock, $.001 par value per share.

B. The preferred stock may be divided into, and may be issued from time to time in one or more series. The Board of Directors of the Corporation (the “Board”) is authorized from time to time to establish and designate any such series of preferred stock, to fix and determine the variations in the relative rights, preferences, privileges and restrictions as between and among such series and any other class of capital stock of the Corporation and any series thereof, and to fix or alter the number of shares comprising any such series and the designation thereof. The authority of the Board from time to time with respect to each such series shall include, but not be limited to, determination of the following: (i) the designation of the series; (ii) the number of shares of the series and (except where otherwise provided in the creation of the series) any subsequent increase or decrease therein; (iii) the dividends, if any, for shares of the series and the rates, conditions, times and relative preferences thereof; (iv) the redemption rights, if any, and price or prices for shares of the series; (v) the terms and amounts of any sinking fund provided for the purchase or redemption of the series; (vi) the relative rights of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation; (vii) whether the shares of the series shall be convertible into shares of any other class or series of shares of the Corporation, and, if so, the specification of such other class or series, the conversion prices or rate or rates, any adjustments thereof, the date or dates as of which such shares shall be convertible and all other terms and conditions upon which such conversion may be made; (viii) the voting rights, if any, of the holders of such series; and (ix) such other designations, powers, preference and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof.

C. Effective as of the filing hereof (the “Effective Time”), every twenty (20) shares of common stock of the Corporation issued and outstanding immediately prior to the Effective Time (“Old Common Stock”) shall automatically be combined, without any action on the part of the holder thereof, into one (1) share of fully paid and non-assessable common stock of the Corporation (“New Common Stock”), subject to the treatment of fractional share interests described below.

D. Following the Effective Time, each holder of Old Common Stock shall be entitled to receive upon surrender of such holder’s certificate(s) representing Old Common Stock (whether one or more, the “Old Certificates”) for cancellation pursuant to procedures adopted by the Corporation, one or more certificate(s) representing the number of whole shares of New Common Stock (whether one or more, the “New Certificates”) into which and for which the shares of Old Common Stock formerly represented by such Old Certificates so surrendered are reclassified under the terms of this hereof. From and after the Effective Time, until surrendered for exchange, each outstanding Old Certificate shall be deemed for all purposes to represent (i) the whole number of shares of New Common Stock into which the Old Common Stock represented by such Old Certificate shall be combined, and (ii) the right to receive New Certificates and, where applicable, cash in lieu of fractional shares, as provided below.

E. No fractional shares of common stock of the Corporation shall be issued. No stockholder of the Corporation shall transfer any fractional shares of common stock of the Corporation. The Corporation shall not recognize on its stock record books any purported transfer of any fractional share of common stock of the Corporation. A holder of Old Certificates at the Effective Time who would otherwise be entitled to any fraction of a share of New Common Stock shall, in lieu thereof, be entitled to the next highest whole share. For example if a holder of Old Certificates at the Effective Time would otherwise be entitled to One Hundred Twenty and One-Fourth (120 1/4) shares of New Common Stock, that holder would instead be entitled to receive One Hundred Twenty-One (121) shares of New Common Stock.

3. This amendment to the amended and restated certificate of incorporation has been duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

The undersigned is signing this certificate on August 21, 2007.

/s/ Daniel J. Shrader
Daniel J. Shrader, Chief Executive Officer